EXHIBIT 99.1

Enthusiast Gaming’s U.GG Launches VALORANT Desktop App

U.GG VALORANT App Transforms Player Improvement with In-Game Overlay, Enhancing Decision-Making at Every Stage of the Game

LOS ANGELES, Nov. 21, 2023 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (TSX: EGLX), the leading gaming media and entertainment company in North America, today announced that its data-driven and insights platform, U.GG, has launched a stand-alone desktop application in support of VALORANT, one of the fastest growing competitive FPS titles in the world.

U.GG averages 10 million users per month as a go-to resource for League of Legends and World of Warcraft players, with more than 1.9 million players already having downloaded U.GG’s stand-alone League of Legends desktop applications. This expansion into VALORANT further solidifies U.GG’s position as the dominant multi-title gaming community and insights platform while providing U.GG with deep insights into the predominantly Gen Z playerbase.

The VALORANT desktop application provides players with easy access to data and improvement tools for users of all levels, viewable using a new in-game overlay. Building off of features on the U.GG website, the desktop application provides players with access to:

  Recommendations based on millions of data points, including map side, score, weapon loadout, and more.
  Location suggestions on their Peek Map to provide new players with actionable recommendations, while experienced players can utilize the extensive filters to optimize their decision-making.
  Access to feedback and data mid-game to help strategize before rounds begin.

“VALORANT is becoming one of the next great competitive titles, and we are happy to provide support to their millions of players from around the world,” said Nick Brien, CEO of Enthusiast Gaming. “Not only does our expansion into VALORANT strategically align with our commitment to fostering a thriving gaming ecosystem and ensuring that our users have access to the latest and most relevant data, but it also provides a tremendous opportunity for U.GG to become a mainstay companion app for one of the fastest growing games in North America, much as it has done before with League of Legends.”

“VALORANT is an exciting but complex game with many unique maps, characters, and weapons for players to master,” said Shinggo Lu, Chief Product Officer of Enthusiast Gaming. “Adding the game to U.GG will help players improve their gameplay and decision-making skills to climb the competitive ladder. Whether they are playing their first FPS title or playing professionally, U.GG has the tools to help gamers of all levels succeed.”

VALORANT is a free-to-play first-person tactical hero shooter developed and published for PC by Riot Games. Since the game was released in June 2020, VALORANT has become one of the fastest-growing competitive FPS titles in the world. Attracting both a casual and dedicated fan base of players, VALORANT has gained 28 million monthly players (70% of which Riot has reported are Gen Z) and has built a thriving esports ecosystem that has sold out major sporting arenas worldwide.

VALORANT support on U.GG is available now and can be downloaded from their website.

About Enthusiast Gaming
Enthusiast Gaming is the leading gaming media and entertainment company in North America, building the largest platform for video game enthusiasts and esports fans to connect and compete worldwide. Combining the elements of its five core pillars: creators, content, communities, games, and experiences, Enthusiast Gaming provides a unique opportunity for marketers to create integrated brand solutions to connect with coveted Gen Z and Millennial audiences. Through its proprietary mix of digital media, content and gaming assets, Enthusiast Gaming continues to grow its network of communities, reflecting the scale and diversity of gaming enthusiasts today.

Enthusiast Gaming Contacts
Enthusiast Gaming –  Felicia DellaFortuna, CFO
Investors: FNK IR – Rob Fink / Matt Chesler, CFA, investor@enthusiastgaming.com
Media: press@enthusiastgaming.com

Forward Looking Information

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements regarding the Company’s strategic plans and anticipated product expansions.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; the timing and filing of the final base shelf prospectus and corresponding Registration Statement; the potential offering of any Securities by the Company; uncertainty with respect to the completion of any future offering; the ability to obtain applicable regulatory approvals for any contemplated offerings; the ability of the Company to negotiate and complete future funding transactions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR+ at www.sedarplus.ca. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/5dad9e0a-1d1c-434c-a4c5-ccf089183ec6